Exhibit 3.1

ARTICLE 9

EXCLUSIVE FORUM

Section 1. Unless a majority of the Board of Directors, acting on behalf of the corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the corporation to the corporation or the corporation’s stockholders, (c) any action asserting a claim against the corporation or any of its directors, officers or other employees arising pursuant to any provision of the General Corporation Law of Delaware, the corporation’s certificate of incorporation or these bylaws (in each case, as may be amended from time to time) or (d) any action asserting a claim against the corporation or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants.

Section 2. If any provision of this Article 9 shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality, and enforceability of such provision in any other circumstance and of the remaining provisions of this Article 9, and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.